Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Announces Board Retirement

Dartmouth, Nova Scotia; February 14, 2020 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of immunotherapies, today announced that Albert Scardino will retire from the IMV Board of Directors effective February 28th, 2020.

Mr. Scardino, 71, joined the board in 2011 and served as Chairman from 2011 to 2016. After a career in journalism in the US and the UK, he became an independent investor and company director. With his wife, Marjorie Scardino, he has owned a significant shareholding in IMV since 2004.

“It has been a source of humility to work with so many talented scientists and committed shareholders for so many years,” Mr. Scardino said. “The discoveries in immunology made by the science faculty at

Dalhousie University in Halifax more than 25 years ago may improve the prevention and treatment of many human diseases. I’m grateful for having had the chance to support this work.”

IMV’s Board and Management thank him for his dedication and support of the Company, and wishes Albert well in all his future endeavors.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck’s Keytruda®. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-

looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext. 1042
M: (514) 617-9481
E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director, Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com